

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2025

Hossein Haririnia
Treasurer
HNO International, Inc.
41558 Eastman Drive, Suite B
Murrieta CA 92562

> **Re: HNO International, Inc.**
> **Form 10-K for the fiscal year ended October 31, 2024**
> **Filed March 20, 2025**
> **File No. 000-56568**

Dear Hossein Haririnia:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Energy & Transportation